

August 10, 2012

Via E-mail
Max Bennett
Chairman
Adarna Energy Corporation
11 Riverside Drive, Suite 206
Cocoa, Florida 32922

> **Re: Adarna Energy Corporation**
> **Preliminary Information Statement on Schedule 14C**
> **Filed July 19, 2012**
> **File No. 000-32143**

Dear Mr. Bennett:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please revise to provide the information required by Items 14(b)(3), (4) and (7) of Schedule 14A.

2.   We note in your Form 8-K filed on April 27, 2012 that Oxysonix Corporation acquired certain intellectual properties and other assets from Air Pure Systems, LLC. Since it appears that you were a shell company, as defined in Exchange Act Rule 12b-2, prior to the transaction, please tell us why you have not provided the change in shell company status, Form 10 information, as required by Item 2.01(f) of Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Adam F. Turk at (202) 551-3657 or Brigitte Lippmann at (202) 551-3713 with any questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director